SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-100
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(AMENDMENT NO. 2)

CREATIVE TECHNOLOGY LTD.
(NAME OF THE ISSUER)

CREATIVE TECHNOLOGY LTD.
(NAME OF PERSON(S) FILING STATEMENT)

ORDINARY SHARES, PAR VALUE SINGAPORE $0.25 PER SHARE
(TITLE OF CLASS OF SECURITIES)

Y1775U10
(CUSIP NUMBER OF CLASS OF SECURITIES)

NG KEH LONG
CHIEF FINANCIAL OFFICER
CREATIVE TECHNOLOGY LTD.
31 INTERNATIONAL BUSINESS PARK
SINGAPORE 609921
TELEPHONE: 65-6895-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

WITH COPIES TO:
Donald M. Keller, Jr.
Venture Law Group,
A Professional Corporation
2775 Sand Hill Road
Menlo Park, California 94025
TELEPHONE: (650) 854-4488

     This statement is filed in connection with (check the appropriate box):

     a.     ☐   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.     ☐   The filing of a registration statement under the Securities Act of 1933.

     c.     ☐   A tender offer.

     d.     ☒   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

     Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE

No filing fee is required by Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, for this Rule 13e-3 transaction.

☐   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $	FILING PARTY:
FORM OR REGISTRATION NO.:	DATE FILED:

INTRODUCTION

     This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relates to the possible open market repurchase by Creative Technology Ltd., a Singapore corporation (the “Company” or “Creative”), of its Ordinary Shares (the “Repurchase Program”). In addition, commencing on June 1, 2003, Creative intends to terminate the ability of its shareholders to electronically transfer its Ordinary Shares from the register of the Central Depository (Pte) Limited (“CDP”) in Singapore to accounts with brokers located in the United States (the “Flow Back Restriction”). The purpose of the Repurchase Program and the Flow Back Restriction is to reduce the number of holders of Creative’s Ordinary Shares resident in the United States to a level which would enable Creative to terminate its U.S. public reporting obligations. If such termination occurs, Creative will also be required to delist its Ordinary Shares from the Nasdaq National Market (“NASDAQ”) (the Repurchase Program, the Flow Back Restriction and the delisting from NASDAQ are referred to collectively herein as the “Going Private Transactions”). In addition to the reduction in the number of holders of Creative’s Ordinary Shares resident in the United States, there are other requirements that will need to be satisfied before Creative can accomplish the Going Private Transactions, including a reduction in the number of holders of outstanding options to acquire Creative Ordinary Shares to certain minimum levels. The Going Private Transactions will not affect the listing status of Creative on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Creative will continue to be subject to the Singapore public reporting obligations and to trade its Ordinary Shares on the SGX-ST.

     Creative is undertaking the Going Private Transactions primarily because of the significant cost and administrative burden of maintaining dual primary listings in Singapore and the United States. During the second half of 2002, less than 10% of the trading volume in Creative Ordinary Shares was transacted on NASDAQ. The SGX-ST has become the primary trading market for Creative’s Ordinary Shares. Creative believes that the additional administrative burden and expense of maintaining compliance with U.S. public reporting obligations and continued listing on NASDAQ are not justified in comparison to the benefits derived by the Company’s securityholders. This is particularly true in view of the continued availability of the SGX-ST trading market to all holders of Creative Ordinary Shares, including holders resident in the United States, and Creative’s Singapore public reporting obligations, which will continue to require Creative to publicly report its financial results and other material information relevant to the Company.

     Creative may or may not be successful in reducing the numbers of holders of Ordinary Shares to the level required to eliminate its U.S. public reporting obligations. Even if Creative continues to be obligated to file reports in the U.S., Creative may decide to delist its Ordinary Shares from NASDAQ at an appropriate time if Creative determines that the number of holders in the U.S. is reduced to such levels as Creative deems appropriate.

ITEM 1.      SUMMARY TERM SHEET

     Creative is contemplating the repurchase from time to time on NASDAQ of its Ordinary Shares. The timing and amount of repurchases made by Creative will depend upon market conditions and other factors, including business and economic conditions impacting Creative. The purpose of this Repurchase Program is to reduce the number of holders of Ordinary Shares resident in the United States, including holders who own shares in the name of a broker, to less than 300. If Creative’s Ordinary Shares become held by fewer than 300 U.S. residents (including holders who own shares in the name of a broker), and if options to purchase Ordinary Shares are held by fewer than 300 U.S. residents, Creative would be able to terminate its U.S. public reporting obligations.

     To the extent repurchases are made, Creative intends to repurchase a portion of these shares in accordance with Rule 10b-18 under the Securities Exchange Act of 1934,

as amended (the “Exchange Act”). Purchases made in accordance with Rule 10b-18 provide Creative with protection from certain claims of market manipulation. To obtain the protections of Rule 10b-18, among other requirements, the timing, price and volume of purchases must meet the requirements of Rule 10b-18. However, because the volume of trading of Creative’s Ordinary Shares has been relatively small in recent quarters, a portion of any shares repurchased by Creative will likely not meet Rule 10b-18’s volume and other limitations.

     Commencing on June 1, 2003, the Company intends to terminate the electronic movement of shares held by the Company’s home country depository to the United States (“Flow Back Restriction”) so that there will not be an increase in the number of shares in the United States arising from the electronic movement of shares from Singapore to the United States. This will ensure that the number of shares in the United States can be reduced by the number of shares that may be bought back under the Repurchase Program and by the number of shares that may be transferred from the United States to CDP. The Flow Back Restriction does not prevent the physical transfer of shares from Singapore to the United States.

     The Flow Back Restriction will be implemented through an agreement between the Company and CDP under which CDP will agree not to honor or process, with the assistance of the Company’s U.S. transfer agent, requests for electronic transfer of Ordinary Shares from CDP to other shareholders, including primarily Depository Trust Company, the U.S. depository for Creative’s Ordinary Shares. A shareholder will still be able to request that shares held on the shareholders’ behalf by CDP be registered in the shareholder’s name and that a physical share certificate for such shares be issued in the name of the shareholder. Upon receipt of this physical share certificate, the shareholder could then deposit those shares in a brokerage account in the U.S.

     The Flow Back Restriction and the Repurchase Program do not require the approval of Creative’s shareholders, except that under Singapore law in order for Creative to be authorized to repurchase shares, the shareholders must have approved at a prior shareholder meeting the repurchase of not more than 10% of the outstanding Ordinary Shares at the time of such general meeting, such mandate to be in force until the date that the Company’s next annual general meeting is held or is required by law to be held, whichever is earlier. Creative has sought and received this approval in each annual general meeting since its extraordinary general meeting on November 6, 1998, and intends to seek such approval at its next annual general meeting to be held in late 2003. On November 20, 2002, the date of Creative’s most recent annual general meeting, Creative’s shareholders approved the repurchase of up to 7,918,552 Ordinary Shares, being 10% of its outstanding Ordinary Shares on that date, none of which have been repurchased by the Company.

     Effective October 6, 1998, Creative obtained an exemption from compliance with the Listing Rules of SGX-ST subject to conditions requiring Creative to, among other matters, make prompt releases to SGX-ST and the Singapore market of all announcements and filings made in the U.S.

     The delisting from NASDAQ will not affect the status of Creative’s shares on the SGX-ST. Creative will retain the listing of its Ordinary Shares on the SGX-ST but will, with effect from a delisting from NASDAQ, no longer be exempted from compliance with the Listing Rules of the SGX-ST. The SGX-ST has confirmed by letter dated January 8, 2003 that it has no objections to the Going Private Transactions and the Company retaining its primary listing on SGX-Mainboard upon the Company’s delisting from NASDAQ, subject to the conditions that:

     (i)  with effect from the delisting from NASDAQ, the exemption from having to comply with the SGX-ST rules granted by the SGX-ST in their letter dated October 6, 1998 would be rescinded;

     (ii)  the Company executes a new listing undertaking to SGX-ST in a form prescribed by the SGX-ST; and

     (iii)  these conditions be disclosed in the Company’s announcement on the Going Private Transactions.

     Therefore, Creative will, with effect from a delisting from NASDAQ, be subject to all continuing listing obligations under the Listing Manual of the SGX-ST, including but not limited to, the rules in relation to the following:

(i)	Announcement and Periodic Reports;
(ii)	Circulars and Annual Reports;
(iii)	Changes in Capital;
(iv)	Interested Persons Transactions;
(v)	Acquisitions and Realisations; and
(vi)	Takeovers.

     Repurchases made in the Repurchase Program will result in a reduction in the Company’s shareholder equity in an amount equal to the cost of the repurchases, but will not impact the Company’s results of operations.

     The Board of Directors of Creative has concluded that the Repurchase Program and the Flow Back Restriction are fair to the nonaffiliated securityholders of Creative. For additional information concerning this fairness determination, see Item 8 below.

     See Items 6-8 below for additional information concerning the Repurchase Program and the Flow Back Restriction.

ITEM 2.      SUBJECT COMPANY INFORMATION

(a)	Name and Address. The name of the subject company is Creative Technology Ltd., a Singapore corporation. The address of the principal executive offices of Creative is 31 International Business Park, Creative Resource, Singapore 609921. The telephone number of the principal executive offices of Creative is 65-6895-4000.

(b)	Securities. This Schedule 13E-3 relates to Creative’s Ordinary Shares, par value Singapore $0.25 per share. As of the close of business on March 31, 2003, there were 79,448,101 Ordinary Shares of Creative issued and outstanding.

(c)	Trading Market and Price. The Creative Ordinary Shares are traded on NASDAQ under the symbol “CREAF” and on SGX-ST. The following table presents the high and low market prices on NASDAQ and SGX-ST for the Creative Ordinary Shares for each fiscal quarter during the past two years. The Company’s fiscal year ends on June 30th of each year. These prices do not include retail markups, markdowns, or commissions.

	NASDAQ (Price in		SGX-ST (Price in
	US$/Share)		Singapore $/Share)

	High	Low	High	Low

Fiscal 2001:
Fourth Quarter	9.90	8.10	18.00	14.90
Fiscal 2002:
First Quarter	9.00	4.20	16.90	8.15
Second Quarter	8.30	4.24	15.10	8.25
Third Quarter	15.05	8.16	27.90	14.80
Fourth Quarter	12.20	8.40	22.90	15.10
Fiscal 2003:
First Quarter	10.50	6.26	18.90	11.10

	NASDAQ (Price in		SGX-ST (Price in Singapore
	US$/Share)		$/Share)

	High	Low	High	Low

Second Quarter	8.55	6.10	14.70	11.30
Third Quarter	7.75	5.65	13.70	10.10

On March 31, 2003, the closing price of Creative’s Ordinary Shares on NASDAQ was $6.06 and on the SGX-ST was S$10.70.

On March 31, 2003, each Singapore dollar equaled 1.7645 U.S. dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

(d)	Dividends. During the past two years, Creative has paid dividends with respect to its Ordinary Shares as follows:

Amount Per Share
Date	(U.S.$)

December 4, 2001	$0.25
December 19, 2002	$0.25

Creative in a general meeting may by ordinary resolution declare dividends recommended by the directors. The directors may declare an interim dividend. No dividend may be paid except out of accumulated profits or, in the case of dividends payable in shares, out of the share premium account.

(e)	Prior Public Offerings. The Company has not in the past three years made an underwritten public offering or an offering exempt from U.S. registration under Regulation A.

(f)	Prior Share Purchases. The following is a summary of the number of Ordinary Shares repurchased by Creative during each quarter for the past two years.

	Number of Shares	Range of Prices	Average Prices
Fiscal Year	Purchased	In U.S. Dollars	In U. S. Dollars

Fiscal 2001:
Fourth Quarter	4,822,000	$7.76 - $8.72	$8.21

Fiscal 2002:
First Quarter	1,489,078	$4.34 - $7.98	$6.56
Second Quarter	1,233,450	$5.83 - $8.00	$6.68
Third Quarter	None
Fourth Quarter	None

Fiscal 2003:
First Quarter	None
Second Quarter	None
Third Quarter	None

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address. Creative is the only filing person and is also the subject company. The business address and business telephone number of Creative are set forth in Item 2 above.

(b)	Business and Background of Entities. Creative was incorporated in Singapore as a private limited company and maintains its principal offices in Singapore. Creative is a provider of hardware and digital entertainment products for personal computers.

(c)	Business and Background of Natural Persons. The following table sets forth the name, business address, present principal occupation or employment, and material occupations, positions, offices or employment during the past five years of each director and executive officer of Creative. During the last five years, neither Creative nor, to the best knowledge of Creative, any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise indicated, each individual is a citizen of Singapore.

NAME	BUSINESS ADDRESS	BUSINESS EXPERIENCE

Sim Wong Hoo	c/o Creative Technology Ltd. 31 International Business Park Creative Resource Singapore 609921	Sim Wong Hoo founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

Tan Lip-Bu	c/o Walden Group 850 Battery Street, Suite 700 San Francisco, CA 94111	Tan Lip-Bu became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a leading international venture capital firm that manages over US$1.8 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Creative Technology Ltd, Sina.com, Inc., Centillium Communications, Occam Networks, Inc., and Integrated Silicon Solutions, Inc. Mr. Tan is also an Advisory Board member of the Singapore Technopreneur 21 Committee under the Deputy Prime Minister of Singapore and member of the Committee of 100 in the United States, and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology. Mr. Tan is a citizen of the United States.

NAME	BUSINESS ADDRESS	BUSINESS EXPERIENCE

Tang Chun Choy	c/o Walden Management Singapore Pte. Ltd. 396 Alexander Road, #16-03 BP Tower Singapore 119954	Tang Chun Choy became a Director of Creative in 1990. He is the Vice Chairman of Walden International, an international venture capital fund management group. Prior to joining the Walden Group in 1989, Mr. Tang was with the then Chemical Bank for 10 years and his last position, from 1985 to 1988 was its General Manager, based in Singapore. He has also held various management and executive positions at Chemical Bank’s offices in New York and Jakarta from 1981 to 1985. Earlier in his career, from 1971 to 1976, Mr. Tang was a Senior Engineer and Project Coordinator at Esso Singapore Pte Ltd. Mr. Tang holds directorships in several public and private companies, including Creative Technology Ltd, Frontline Technologies Corporation Ltd, Informatics Holdings Ltd and Lindeteves-Jacoberg Limited in Singapore. Mr. Tang holds a Bachelor of Engineering Degree (Hons) from the then University of Singapore and a Master of Business Administration Degree from the University of British Columbia.

Lee Kheng Nam	c/o Vertex Management Pte Ltd 77 Science Park Drive #02-15, Cintech III Singapore Science Park Singapore 118256	Lee Kheng Nam became a Director of Creative in 1991. Mr. Lee is President and Executive Director of Vertex Venture Holdings Ltd, a venture capital investment and fund management group listed on the Singapore Stock Exchange. In 1983, Mr. Lee joined Singapore Technologies Pte Ltd group (“ST Group”), a conglomerate with business interests in engineering, technology, infrastructure and logistics property and financial services. Mr. Lee has been responsible for strategic investments in new technologies and venture capital investments for the ST Group. Mr. Lee serves as a director of several companies within the ST Group as well as other Nasdaq-listed companies including Creative Technology Ltd., Gemplus International S.A., GRIC Communications Inc., as well as private companies including InnoMedia Pte. Ltd. And United Test and Assembly Center Ltd. Mr. Lee formerly served as a Director on the board of Centillium Communications, Inc and Chartered Semiconductor Manufacturing Ltd. Prior to joining the ST Group, Mr. Lee was with the NatSteel Group as the Manager of the Project Development Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering (First Class Honours) from Queen’s University, Canada and a Master of Science degree in Operations Research and Systems Analysis from the US Naval Postgraduate School.

NAME	BUSINESS ADDRESS	BUSINESS EXPERIENCE

Ng Keh Long	c/o Creative Technology Ltd. 31 International Business Park Creative Resource Singapore 609921	Ng Keh Long joined the Company in April 1993 as Financial Controller and held various financial positions until May 1996, when he was appointed as Vice President, Corporate Treasurer and Acting Chief Financial Officer. In 1998 he was appointed as Chief Financial Officer. Prior to joining Creative, he was a Senior Manager with Price Waterhouse (now PricewaterhouseCoopers), where he gained more than ten years’ experience in finance, accounting and auditing. Mr. Ng is a member of the Institute of Certified Public Accountants in Singapore.

ITEM 4.      TERMS OF THE TRANSACTION

(a)	Material Terms. See information provided under Item 1 above.

(c)	Different Terms. The Repurchase Program and the Flow Back Restriction do not treat any holder of Creative Ordinary Shares differently than any other holder of Creative Ordinary Shares, except that the Company’s executive officers and directors of the Company will not sell Ordinary Shares on any day on which Creative is purchasing shares pursuant to the Repurchase Program.

(d)	Appraisal Rights. There are no appraisal rights or other remedies available to any Creative shareholder who objects to the Repurchase Program or the Flow Back Restriction.

(e)	Provisions for Unaffiliated Security Holders. There are no provisions made by Creative in connection with the Rule 13e-3 transaction to grant unaffiliated security holders access to the corporate files of Creative or to obtain counsel or appraisal services at the expense of Creative.

(f)	Eligibility for Listing or Trading. Neither the Repurchase Program nor the Flow Back Restriction involves the offer of Creative securities in exchange for securities of any unaffiliated holder of Creative Ordinary Shares.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions. The following is a summary of all transactions between Creative and any executive officer, director or affiliate of Creative since June 30, 2000 in which the transaction value exceeded $60,000:

(i)	Creative’s corporate headquarters building in Singapore is owned by Creative Technology Centre Pte Ltd. (“CTC”), a Singapore company owned equally by Creative and Bukit Frontiers Pte Ltd. (“BFPL”), a company owned by Mr. Sim Wong Hoo, the Company’s Chairman of the Board and Chief Executive Officer. As of June 30, 2002, BFPL extended loans and contributed equity into CTC totaling S$12.5 million (US$7.1 million) and S$0.5 million (US$0.4 million), respectively. On March 13, 1996, CTC entered into an agreement with two banks for an eight-year term loan facility for S$60.0 million (US$34.0 million) to finance the construction of the headquarters building. At June 30, 2002, S$33.9 million (US$19.2 million) was outstanding.

(ii)	On July 3, 2002, CTC declared a dividend of approximately $4 million to its shareholders, namely BFPL and Creative. BFPL and Creative each received a net dividend of approximately $2 million.

(iii)	In accordance with the joint venture agreement with BFPL as approved by Creative’s shareholders, Creative acquired from BFPL the remaining 50% interest that it does not previously own in its building located in the International Business Park in Singapore. The consideration paid by Creative for the 50% interest in CTC amounted to approximately $4 million. Additionally, the Company also repaid the outstanding building-related loans of US$7.1 million to BFPL. The financial consideration for the purchase of CTC shares was set at CTC’s audited net asset value at 4 July 2002, based on the value of the building as determined by an independent property valuer. The acquisition was accounted for by the purchase method. The payment was allocated to land and buildings, deferred tax liability and against minority interest.

(b)	Significant Corporate Events. There have been no negotiations or transactions during the past two years by Creative, any of its affiliates, executive officers or directors concerning any merger, acquisition, tender offer, election of directors or sale or other transfer of a material amount of assets of Creative.

(c)	Negotiations or Contacts. There have been no negotiations or material contracts concerning the matters referred to in section (b) above during the past two years between (i) any affiliates of Creative, or (ii) Creative or any of its affiliates and any person not affiliated with Creative who would have a direct interest in such matters.

(e)	Agreements involving the Subject Company’s Securities. There are no agreements, arrangements or understandings between Creative or any of its affiliates, executive officers and directors, and any other person with respect to any securities of Creative, except for agreements entered into in the ordinary course with respect to Creative’s employee share plans, such as share option agreements.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired. All Ordinary Shares acquired pursuant to the Repurchase Program will be cancelled.

(c)	Plans. In connection with the Going Private Transactions, Creative has no plans, proposals or negotiations that relate to or would result in (i) any extraordinary transaction such as a merger, reorganization or liquidation of Creative or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Creative or any of its subsidiaries, (iii) any material change in the present dividend rate or policy of Creative, (iv) any change with respect to the present board of directors or management of Creative, or (v) any other change in Creative’s corporate structure.

The Repurchase Program and Flow Back Restriction could result in (i) a material change in the amount of cash available to Creative as a result of the funding of the Repurchase Program (see Item 10 below), and (ii) a material change in the capitalization of Creative as the repurchased Ordinary Shares will be cancelled.

In connection with the Going Private Transactions, Creative has plans to (i) delist its Ordinary Shares from NASDAQ, (ii) terminate registration of its Ordinary Shares under Section 12(g)(4) of the Exchange Act, and (iii) suspend its obligation to file reports under Section 15(d) of the Exchange Act.

In order to accomplish items (ii) and (iii) above, the number of holders of Creative’s shares resident in the United States, including holders who own shares in the name of a broker, must be reduced below 300. Creative believes that the number of holders of Creative’s shares resident in the United States, including holders who own shares in the name of a broker, is approximately 10,000. In addition, in order to achieve items (ii) and (iii) above, either the number of holders of options to acquire Creative Ordinary Shares resident in the United States must be reduced below 300, or the number of holders of options to acquire Ordinary Shares resident anywhere in the world must be less than 500. Creative currently has about 400 option holders resident in the United States and about 1,000 option holders resident outside the United States.

If Creative accomplishes items (ii) and (iii) above, and as a result is no longer obligated to file reports in the U.S., Creative’s Ordinary Shares would automatically become delisted from NASDAQ. Creative also may choose at any time to delist its Ordinary Shares from NASDAQ, and Creative is considering such a delisting if Creative determines that the number of holders in the U.S. is at an appropriately low level.

Creative currently intends to seek to reduce the number of option holders resident in the United States from approximately 400 to below 300. Creative intends to achieve this goal through several means. First, Creative intends to reduce the number of U.S. employees who will receive options, which, with employee turnover and employee exercises, will reduce the number of options held by employees in the U.S. Second, Creative may seek to reduce the number of option holders in the U.S. by offering the option holders compensation in exchange for a waiver of their options.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)	Purposes. The purpose of this Rule 13e-3 transaction relates to Creative’s desire to cease being subject to the United States public reporting obligations under the Exchange Act and to delist from NASDAQ. In order to accomplish this result, Creative must become eligible to terminate registration of its Ordinary Shares under Section 12(g)(4) of the Exchange Act and to suspend Creative’s obligation to file reports under Section 15(d) of the Exchange Act. One of the requirements for such termination and suspension is for Creative to reduce the number of holders of Creative Ordinary Shares resident in the United States to less than 300, which Creative hopes to accomplish through the Repurchase Program and the Flow Back Restriction.

(b)	Alternatives. An alternative to the Repurchase Program would be an issuer tender offer pursuant to Rule 13e-4 of the Exchange Act. However, under both United States and Singapore laws, subject to certain exceptions, a tender offer would be required to be made to all holders of Creative’s Ordinary Shares. Because most of Creative’s outstanding shares are held by persons resident outside the United States, a tender offer would likely result in the purchase by Creative of a significant number of shares held by residents outside the United States. This result would cause Creative to use significant capital to effect repurchases that do not contribute to the objective of reducing the number of U.S. holders of Creative’s Ordinary Shares. As a result, Creative has not pursued this alternative.

Creative is also considering delisting its shares from NASDAQ in advance of the termination of Creative’s reporting obligations under the Exchange

Act. Such delisting would likely have the effect of decreasing the number of holders of Creative’s Ordinary Shares in the U.S., which would contribute to the goal of decreasing the number of such holders to below 300. Creative has determined, however, that it will first seek to reduce the number of U.S. holders through the Flow Back Restriction and, to the extent Creative chooses to make repurchases, the Repurchase Program. However, Creative may choose at any time to delist its Ordinary Shares from NASDAQ.

In connection with the termination of Creative’s U.S. reporting obligations, Creative will be required to reduce below 300 the number of holders of options to purchase Ordinary Shares held by residents of the U.S.

(c)	Reasons. During the second half of 2002, less than 10% of the trading volume in Creative Ordinary Shares was transacted on NASDAQ. The SGX-ST has become the primary trading market for Creative’s Ordinary Shares. Creative believes that the additional administrative burden and expense of maintaining compliance with U.S. public reporting obligations and continued listing on NASDAQ are not justified in comparison to the benefits derived by the Company’s securityholders. This is particularly true in view of the continued availability of the SGX-ST trading market to all holders of Creative Ordinary Shares, including holders resident in the United States, and Creative’s Singapore public reporting obligations, which will continue to require Creative to publicly report its financial results and other material information relevant to the Company.

(d)	Effects. The effect of this Rule 13e-3 transaction is a reduction in the number of holders of Creative Ordinary Shares, which, if reduced to the required minimum levels, will satisfy one of the requirements for Creative to cease being subject to the U.S. public reporting obligations. This, in turn, will require Creative to delist its Creative Ordinary Shares from NASDAQ.

Detriments: If Creative accomplishes its objective and is able to cease its reporting obligations under the Exchange Act and delist from NASDAQ, the ability of a U.S. resident to trade Ordinary Shares in the United States will be adversely affected. It is possible that a trading market will still exist in the U.S. but it would be through the “pink sheets” (i.e., a private quotation service), which is a trading mechanism with limited liquidity. As a result, the market value of the Ordinary Shares held by U.S. holders could be adversely affected. However, U.S. holders will retain the ability to sell Ordinary Shares in Singapore by establishing a trading account with a broker in Singapore. Creative believes that trading in Singapore by U.S. holders will not require the U.S. holder to incur material transaction costs or other charges or taxes that would not apply to a trade in the U.S.

Benefits: Creative will benefit from the Going Private Transactions because it will no longer have the significant financial and administrative burden associated with preparing and filing SEC and NASDAQ reports. Creative believes that the cost of compliance with its U.S. obligations and other costs resulting from being a U.S. public reporting company has been approximately $1.50 million per year, and that such costs will increase with the implementation of additional U.S. compliance requirements. In addition to these quantifiable costs, the compliance obligations associated with trading in two markets requires significant management attention. As a result, upon completion of the delisting from NASDAQ and the elimination of its U.S. reporting obligations, Creative and its affiliated and unaffiliated shareholders will benefit from Creative’s significantly reduced compliance costs and the decrease in the amount of time spent by management on matters resulting from the trading in two markets.

Tax Consequences: The following is a summary of certain United States federal income tax consequences of the Repurchase Program to shareholders of Creative whose Ordinary Shares are purchased pursuant to the Repurchase Program. This summary does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Creative. This information is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. This information applies only to shareholders of Creative in whose hands Ordinary Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not apply to Ordinary Shares received pursuant to the exercise of employee share options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This summary does not discuss the United States federal income tax consequences to any shareholder of Creative who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Repurchase Program on a beneficial holder of Ordinary Shares.

The sale of Ordinary Shares will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells Ordinary Shares will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Ordinary Shares sold. Gain or loss will be determined separately for each block of Ordinary Shares (that is, Ordinary Shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Ordinary Shares is more than one year at the time of the sale. Capital gain recognized by an individual upon a disposition of an Ordinary Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20%. Certain limitations apply to the use of a shareholder’s capital losses. A shareholder who sells Ordinary Shares may be subject to backup withholding unless certain information is provided or an exemption applies.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)	Fairness. Creative believes that the Repurchase Program and Flow Back Restriction are both procedurally and substantively fair to Creative’s unaffiliated securityholders. No Creative director dissented to or abstained from voting on this Repurchase Program or the Flow Back Restriction.

(b)	Factors Considered in Determining Fairness. The Board of Directors of Creative has concluded that the Repurchase Program and the Flow Back Restriction are procedurally fair to the unaffiliated securityholders of Creative. In reaching this conclusion, the Board of Directors believed that no member of the Board had a material financial interest in this decision that was different than the interest of the unaffiliated securityholders. In addition, the Board of Directors believed that no member of the Board had a conflict of interest with respect to this decision that would make it inappropriate for any such Board member to act with respect to this decision. As a result, the Board also believes that it is not necessary to have the non-employee directors of the Board retain an unaffiliated representative to act solely on behalf of unaffiliated securityholders for purposes of negotiating the terms of the Repurchase Program and the Flow Back Restriction. Similarly, the Board believes that the approval of the Repurchase Program and the Flow Back Restriction by unaffiliated shareholders is not necessary to achieve procedural fairness.

The Board of Directors of Creative has concluded that the Repurchase Program and the Flow Back Restriction are substantively fair to the unaffiliated securityholders of Creative. In reaching its conclusion, the Board of Directors considered, in order of importance, the following factors:

(i)	No Requirement to Participate. There is no requirement that any securityholder participate in the Repurchase Program. Any Creative shareholder can sell their Ordinary Shares on NASDAQ at the current trading value or, in their sole discretion, can decide not to sell their Ordinary Shares.

(ii)	Repurchase of Ordinary Shares on the Open Market. Any Ordinary Shares repurchased by Creative in the Repurchase Program will be repurchased by Creative on the open market and, therefore, unaffiliated securityholders will be treated in the same manner as the affiliated securityholders. Creative’s affiliates will be free to sell their Ordinary Shares during the period of the Repurchase Program, but will not sell such Ordinary Shares on NASDAQ on any day on which Creative is acquiring Ordinary Shares pursuant to the Repurchase Program.

(iii)	Market Price. Any negative impact on the market price of the Creative Ordinary Shares resulting from this Rule 13e-3 transaction will equally affect affiliated and unaffiliated securityholders of Creative.

(iv)	Availability of Public Information. Currently Creative is subject to the public reporting requirements under both U.S. and Singapore securities laws. Because Creative will still have to comply with public reporting requirements under Singapore securities laws, Creative’s affiliated and unaffiliated securityholders will still have access to public information regarding Creative.

(v)	Availability of Trading Market in Singapore. During the second half of 2002, over 90% of the trading volume of the Creative Ordinary Shares was transacted on the SGX-ST. Both affiliated and unaffiliated shareholders will continue to be able to trade Ordinary Shares on the SGX-ST.

(vi)	Liquidation Value. Creative believes that the market value of its Ordinary Shares exceeds the value a holder of Ordinary Shares would receive in a liquidation of Creative, although Creative has not taken any action, such as seeking asset appraisals, to confirm this statement. Creative’s belief is based primarily on the view that any liquidation of Creative would lose the value attributable to Creative’s ongoing business.

(vii)	Net Book Value. The net book value per Ordinary Share on December 31, 2002 equaled $5.16, while the closing sale price on that same day on NASDAQ was $7.08, an amount substantially in excess of the net book value. All repurchases made under the Repurchase Program will be made at then current market values.

(viii)	Historical Market Prices. Since January 1, 2000, Creative’s Ordinary Shares have traded in a range of $4.20 per share to $15.05 per share. The market price of Creative’s Ordinary Shares at March 31, 2003 was $6.06, which is a price within the past two years trading range.

(ix)	Going Concern Value. Creative believes that its going concern value is reflected in the market price of Creative’s Ordinary Shares. All repurchases under the Repurchase Program will be made at then current market prices.

Creative’s belief is based on the thorough Company disclosure and other information concerning the Company that is and has been available in the market and to the Company’s shareholders. The availability of this information allows the market to value the Company as a going concern based on a wide variety of factors, including business conditions specifically applicable to the Company and its competitors, historical results, economic conditions and valuations of comparable companies. As a result, Creative believes that the market’s valuation of its Ordinary Shares represents a reasonable determination of going concern value of the Company.

The discussion in this Item 8, including without limitation the fairness determinations, relates to both those shareholders who will continue to hold an equity interest in the Company and those who choose to sell their interest.

(c)	Approval of Security Holders. The Repurchase Program and the Flow Back Restriction do not require the approval of the shareholders of Creative, except that Creative is required to have any repurchases approved at a prior shareholders’ meeting. At the Annual General Meeting held on November 20, 2002, Creative’s shareholders approved the repurchase of up to 7,918,552 Ordinary Shares, and this mandate shall be in force until the date that the Company’s next annual general meeting is held or is required by law to be held, whichever is earlier. Creative intends to seek a similar shareholders’ approval at its next annual general meeting to be held in late 2003.

(d)	Unaffiliated Representative. No unaffiliated representative has been retained to act solely on behalf of unaffiliated securityholders for purposes of negotiating the terms of the Repurchase Program or the Flow Back Restriction and/or preparing a report concerning the fairness of the transaction with respect to the Rule 13e-3 transaction.

(e)	Approval of Directors. The Repurchase Program and the Flow Back Restriction were approved by at least a majority of the directors of Creative who are not employees of Creative.

(f)	Other Offers. The Company has not received any firm offer made by an unaffiliated person during the past two years for (i) the merger or consolidation of the subject company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of Creative, or (iii) a purchase of Creative’s Ordinary Shares that would enable the holder to exercise control over Creative.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal. Neither Creative nor any affiliate of Creative has received any report, opinion, or appraisal from an outside party that is materially related to the Repurchase Program or the Flow Back Restriction.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds. The amount of funds required for the Repurchase Program will depend on the number of Ordinary Shares repurchased and the prices at which the Ordinary Shares are repurchased. Under Singapore law, any repurchase of shares may be made out of profits that are available for distribution as dividends but not from amounts standing in the Company’s share premium account and capital redemption reserve. Creative is limited to buying no more than 10% of its Ordinary Shares as at the date of the approval by shareholders at the most recent general meeting, and such mandate shall be in force until the date that the Company’s next annual general meeting is held or is required by law to be held, whichever is earlier. Presently, the source of the funds is the cash currently owned by Creative, which was $203 million at December 31, 2002. If required, Creative may seek loan financing to provide an additional source of funds for the Repurchase Program.

(b)	Conditions. Creative does not intend to seek any financing to provide a source of funds for the Repurchase Program. However, if required, Creative may seek loan financing to provide an additional source of funds for the Repurchase Program.

(c)	Expenses. The expenses incurred or estimated to be incurred by Creative in connection with the Repurchase Program and the Flow Back Restriction are set forth below. Creative has paid or will be responsible for paying all of these expenses.

Mailing and Printing	$75,000
Legal and Accounting	$250,000
Other	$75,000

Total	$400,000

(d)	Borrowed Funds. Creative does not intend to seek any financing to provide a source of funds for the Repurchase Program. However, if required, Creative may seek loan financing to provide an additional source of funds for the Repurchase Program. Creative has not commenced any efforts to arrange such loan financing.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership. The following table sets forth for each executive officer and director of Creative the aggregate number of Ordinary Shares and the percentage of Ordinary Shares that are beneficially owned by each such person, and by each associate and majority-owned subsidiary of each such person, as of December 31, 2002.

	Ordinary Shares
Name	Beneficially Owned

		Percent of Total
	Number of Ordinary	Outstanding Shares
	Shares (1)	(2)

Sim Wong Hoo	25,984,602	32.8%
Tan Lip-Bu	71,667	*
Tang Chun Choy	86,667	*
Lee Kheng Nam	97,717	*
All officers and directors as a group	27,047,903	34.1%

*	less than 1%

(1)	Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully vested options that are exercisable within 60 days of December 31, 2002.

(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for purposes of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of December 31, 2002 held by such person (but no other shareholders) have been issued as of such date.

(b)	Securities Transactions. Creative is not aware of any transactions in Creative’s Ordinary Shares by Creative, any subsidiary, pension, profit-sharing or similar plan of Creative, or any executive officer, director or affiliate of Creative in the sixty (60) days preceding the filing of this Schedule 13E-3.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction. Creative is not aware of any executive officer, director or affiliate of Creative that currently intends to sell on NASDAQ during the period of the Repurchase Program any Creative Ordinary Shares owned or held by such person; however, there will be no restrictions from doing so except that Creative’s affiliates will not sell Ordinary Shares on NASDAQ on any day on which Creative is acquiring Ordinary Shares pursuant to the Repurchase Program. The Repurchase Program and the Flow Back Restriction do not require the approval of the shareholders of Creative, except that Creative is required to have any repurchases approved at its prior annual general meeting. At the Annual General Meeting held in November 20, 2002 Creative’s shareholders approved the repurchase of up to 7,918,552 Ordinary Shares, and this mandate shall be in force until the date that the Company’s next annual general meeting is held or is required by law to be held, whichever is earlier. Creative intends to seek a similar shareholder approval at its next annual general meeting to be held in late 2003.

(e)	Recommendations of Others. Creative is not aware that any person specified in (d) above has made a recommendation either in support of or opposed to the Repurchase Program or the Flow Back Restriction, except that the Board of Directors of Creative has unanimously approved the Repurchase Program and the Flow Back Restriction.

ITEM 13. FINANCIAL STATEMENTS

(a)	Financial Information. The Financial Statements for Creative for the fiscal years ended June 30, 2001 and June 30, 2002 are on file with the Securities and Exchange Commission (“SEC”), are included in the Form 20-F filed with the SEC on October 31, 2002, and are incorporated herein by reference. In addition, Creative’s quarterly financial information for the six months ended December 31, 2002 is on file with the SEC, is included in the Form 6-K filed with the SEC on March 19, 2003, and is incorporated by reference herein. Copies of such filings may be inspected at the Public Reference Facilities of the SEC at 450 Fifth Street, Washington, D.C. 20549 and copies may be obtained directly from Creative at 1901 McCarthy Blvd., Milpitas, California 95035, Attention: Investor Relations or on Creative’s Investor Relation web site at www.creative.com/investor.

The following table contains summary financial information for Creative for the fiscal years ended June 30, 2001 and June 30, 2002 and for the six months ended December 31, 2002:

CONSOLIDATED BALANCE SHEET DATA
(In US$’000, except per share data):

	December 31,	June 30,	June 30,
	2002	2002	2001
	(Unaudited)	(Audited)	(Audited)

Current assets	$446,718	$379,820	$441,209
Non-current assets	264,171	286,558	232,771
Current liabilities	271,272	213,875	238,029
Long term debt, net of current maturities	26,722	16,782	22,560
Minority interest in subsidiaries	3,387	11,769	31,505
Shareholders’ equity:	409,508	423,952	381,886
Book value per share	$5.16	—	—

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(In US$’000, except per share data):

	Six Months Ended		Years Ended June 30,
	December 31,(Unaudited)		(audited)

	2002	2001	2002	2001

Sales, net	$391,563	$429,948	$805,905	$1,226,068
Gross profit	139,764	138,066	262,523	331,832
Operating income	20,024	30,408	28,073	24,579
Income (loss) before income taxes and minority interest	15,886	17,426	(12,186)	(121,495)
Net income (loss)	13,902	13,459	(19,727)	(130,373)
Basic earnings (loss) per share:	$0.18	$0.18	$(0.27)	$(1.65)
Weighted average ordinary shares outstanding (’000)	78,951	73,110	73,182	79,049
Diluted (loss) earnings per share:	$0.17	$0.18	$(0.27)	$(1.65)
Weighted average ordinary shares and equivalents outstanding (’000)	80,970	73,895	73,182	79,049
Ratio of earning to fixed charges	29.6	134.6	52.3	23.5

(b)	Pro Forma Information. The Company does not believe that pro forma information disclosing the effect of the Repurchase Program is meaningful or material information.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations. There are no persons that are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Repurchase Program or the Flow Back Restriction.

(b)	Employees and Corporate Assets. The existing staff of Creative’s Finance Department and the cash assets of Creative have been or will be employed and/or used by Creative in connection with the Repurchase Program and the Flow Back Restriction. Such employees and assets have been or will be used to publish and/or mail this transaction statement to Creative’s shareholders and to perform standard administrative duties in connection with the Repurchase Program and the Flow Back Restriction.

ITEM 15. ADDITIONAL INFORMATION

(b)	Other Material Information. None

ITEM 16. EXHIBITS

(a)	(1) Announcement dated January 28, 2003

(2) Press Release dated January 28, 2003

(3) Draft Cover letter to shareholders enclosing Schedule 13E-3

(b)	None

(c)	None

(d)	None

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREATIVE TECHNOLOGY LTD.

By: /s/ NG KEH LONG Name: Ng Keh Long Title: Chief Financial Officer

Dated: April 9, 2003

EXHIBIT INDEX

Item	Page

(1)*	Announcement dated January 28, 2003
(2)*	Press Release dated January 28, 2003
(3)	Draft Cover letter to shareholders enclosing Schedule 13E-3

*	Previously Filed.